Continental Minerals Corporation

1020 - 800 W Pender St
Vancouver BC Canada V6C 2V6
Tel 604 684 - 6365 Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.hdgold.com

November 29, 2006	BY EDGAR AND COURIER
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall
C. Moncada-Terry
K. Schuler
S. Burkirk
A. Sifford

Dear Sirs/Mesdames:

Continental Minerals Corporation (the “Company”)
Form F-4, as amended (the “F-4”)
SEC File No. 001-08733

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its F-4 at 1pm EST today.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its F-4 under the Securities Act of 1933 and the Securities Exchange Act of 1934. Further to the Company’s F-4, filed with the Securities and Exchange Commission (the “Commission”), the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

CONTINENTAL MINERALS CORPORATION

Per:

/s/ Gerald Panneton
 GERALD PANNETON
President and Chief Executive Officer